REPORT

ON THE

FRANCO PROJECT

STATES OF SAN LUIS POTOSI AND ZACATECAS

MEXICO

For

Cardero Resource Corp.

Suite 1901 - 1177 West Hastings Street

Vancouver, B.C.  V6E 2K3

By

James M. Dawson, P.Eng.

October 8, 2003

TABLE OF CONTENTS

Summary

Introduction and Terms of Reference

Property Description and Location

Accessibility, Climate, Infrastructure and Physiography

History

Regional Geological Setting

Mineral Deposit Type

Property Geology and Mineralization

Exploration

Drilling

Sampling Method, Preparation and Security

Data Corroboration

Interpretation and Conclusions

Recommendations

Appendix A: Estimated Cost of Recommended Program

Appendix B: Sample Descriptions and Locations

Appendix C: Assay Results

Appendix D: References

Appendix E: Writer's Certificate

List of Maps Accompanying This Report:

Figure 745-1

Location Map

Figure 745-2

Concession Map

Figure 745-3

Regional Geology Map

Figure 745-4

Geology - Main Mineralized Area

Figure 745-5

Alteration - Main Mineralized area

Figure 745-6

Rock Geochemistry Contours – Main Mineralized Area

Summary:

The Franco property is located in the southwestern corner of the state of San Luis Potosi and overlaps the border with Zacatecas. The climate is semi-arid and hot but temperatures are moderated by elevation. Portions of the property are covered with low brush but the bulk of the south and southeastern areas cover cultivated fields and pasture. Terrain is gentle with elevations varying between 2150 and 2300 meters above mean sea level.

The property consists of two concessions aggregating 983 hectares. Access is by road from San Luis Potosi city via about 60 km. of paved and gravel road. Driving time is approximately 45 minutes.

The property is located on the Mesa Central or altiplano of central Mexico and although it is easily accessible, it has seen little exploration. There are numerous small workings on the property where antimony was extracted on an artesanal scale, primarily in the 1940’s and ‘50’s. However, the only modern exploration was completed by ASARCO Mexico in 1990-91. Although drilling was recommended, it was never carried out and the property lapsed in 2000. It was acquired by two former ASARCO employees in that year and optioned to Cardero Resource Corp in August, 2003.

Regionally, the property lies within the San Luis Potosi volcanic field, one of the largest ignimbrite provinces in the world. This succession is host to numerous small tin occurrences, although an occurrence of mercury is documented about 2 km. west of the Franco property.

The felsic volcanic rocks on the property are divided into a lower package which hosts the mineralization and an upper post mineralization sequence. This division is only recognized in the northwest corner of the concessions, since the majority of the property is overburden covered. In this area, a zone of quartz veining and stockwork measuring approximately 500 meters (east-west) by about 1100 meters (north-south) is exposed on two adjacent knolls. It is open to the north and south along strike but is cut off the west by a parallel fault.

The quartz vein zone proper and the majority of individual veins are oriented NNW and dip steeply west. At the north end of this zone a small area of silicified hydrothermal breccia is exposed. The quartz veins and stockwork is typical of epithermal systems and frequently contains varying amounts of stibnite and lesser pyrite. Rock geochemistry over the quartz vein/stockwork area shows highly anomalous antimony, weakly to strongly anomalous arsenic and mercury and locally anomalous gold and silver.

The character of the mineralization, metals present and types of alteration indicate that this is a low sulfidation, epithermal, precious metal system exposed at a very high level. The geometry of the system is poorly known. It could be much larger in area with higher grades near surface but presently concealed by younger cover. The metals present and their proportions suggest that the present level of erosion is near the top of the system and precious metal values should improve with depth. There is excellent potential for the discovery of a bulk tonnage, precious metal deposit on the property and further work is recommended to test this potential.

Introduction and Terms of Reference:

The Franco project is an epithermal precious metal property located in the Mesa Central or altiplano of central Mexico.  This report reviews the geology and mineralization as currently known, as well as the exploration potential.

This report has been prepared on behalf of Cardero Resource Corp and complies with the standards proposed for technical reports as outlined in National Policy Instrument 43-101.

The writer travelled to Mexico and examined the property on May 31, 2003.  All aspects of the exploration program were reviewed with one of the current owners who managed the exploration program for the previous owner, ASARCO Mexico. The writer was given access to all pertinent maps, reports and data.

This report is based on data derived from that exploration program, an inspection of the property, check samples taken by the writer, as well as the writer’s familiarity and experience with numerous, similar, epithermal, precious metal systems.

Property Description and Location:

The property forms a rectangular block measuring roughly 2.7 km. (E-W) by about 3.8 km.(N-S). within this block there are two concessions which have been optioned from Las Minas de Franco, S.A. de C.V.

Concession data is as follows:

Name

Expediente No.

No. de Titulo

Size

Franco

67/20828

217185

500.0 ha.

Franco 2

67/20879

In process

483.0 ha.

To the writer’s knowledge, all current taxes due on these concessions have been paid.

The property is located in the southwestern corner of the state of San Luis Potosi and actually about 30 % of the property is located in the adjacent state of Zacatecas (see Figure 745-1).  It is situated roughly 45 kilometers southwest of the city of San Luis Potosi and centered about UTM coordinates 2,430,000N and 251,000E (see Figure 745-2).

Accessibility, Climate, Infrastructure and Physiography:

The property is accessible by road from the city of San Luis Potosi to the east or alternatively from the city of Aguascalientes to the west. From San Luis Potosi city, a four-lane paved highway leads west-southwest for a distance of about 55 kilometers to the town of Villa de Arriaga.  From here, a good quality gravel road leads north to the village of Santa Rosa de Gallinas at the eastern edge of the concession block (see Figure 745-2). Driving time from San Luis Potosi city is about 1 hour.

Climate is typical of the Mexican altiplano being dry for most of the year except for sporadic torrential rains during the summer months. The mean annual temperature varies between 16º and 18º C, being moderated by the elevation which averages 2000 meters above mean sea level.

The immediate area of the property is sparsely populated except for the small village of Santa Rosa de Gallinas which lies at its eastern boundary. The principal occupation of the local population is subsistence farming. Small plots of corn and beans as well as local pasture are found in the flat areas in the south central part of the property. Several small water reservoirs are located along the eastern boundary and would provide adequate water for drilling. The town of Villa de Arriaga lies about 5 km. south of the property on the main highway (Route 80) between San Luis Potosi city and the city of Aguascalientes to the west. Villa de Arriaga has a population of about 10,000 and has basic support services.

The property lies within the central mesa or altiplano of north-central Mexico where base elevations are in the order of 2000 meters. This region is characterized by broad plains interspersed with small mountain ranges. The property lies along the southeast edge of a broad upland area of gentle rolling topography. Total relief on the concessions is in the order of 150 meters rising from about 2150 meters above mean sea level at the east central edge of the property to about 2300 meters at the northwest corner.

Vegetation is sparse and consists of low brush with local areas of trees in some of the arroyos. Farmland and pasture occupies the east and central part of the concessions.

History:

This portion of the state of San Luis Potosi and adjacent parts of the state of Zacatecas are well known for hosting the famous topaz rhyolites which contain extensive small veins and breccia zones of cassiterite. There are a large number of artisanal workings and adjacent placers which have been worked over the last century but no large deposits have been developed.

The Franco property appears to be unique in this district in being the only epithermal gold-silver occurrence so far identified. The nearest significant gold-silver district known to the writer is the Pinos District, located roughly 40 km to the northwest in the state of Zacatecas.

Recorded mining history at the Franco property dates from around the time of World War Two when many small stibnite occurrences were worked in an artisanal fashion for antimony.

In the late 1980’s, ASARCO Mexico carried out a regional exploration program in this part of Mexico for bulk tonnage gold deposits. The antimony-bearing quartz veins and stockworks at the Franco property were recognized as a high level epithermal system and an exploration program was initiated in 1990. This program consisted of geological and alteration mapping, geochemical rock chip sampling and two reconnaissance lines of induced polarization surveys. Drilling was recommended but due to a management change was never completed.

The concessions lapsed in 2000 and were immediately re-staked by two ex-ASARCO geologists who had been involved with the earlier exploration program. The property was examined by Cardero Resource Corp in May, 2003 and subsequently optioned in September, 2003.

Regional Geological Setting:

The Franco property is located within the Mesa Central physiographic province. This region is part of the extreme southwest part of the Sierra Madre Oriental morphotectonic province and has the same basement of folded Mesozoic clastic and carbonate sediments. However, during Oligocene time, extensive eruptions of rhyolitic ignimbrites covered this region largely obscuring the older basement rocks. The San Luis Potosi volcanic field constitutes one of the largest ignimbrite provinces in the world and comprises more than 1000 meters of felsic volcanic rocks which were extruded in a relatively short period of time between 31 and 26 million years ago. A number of large calderas in San Luis Potosi state and adjacent parts of Zacatecas and Jalisco have been identified as the source of these extensive ignimbrite deposits.

Several major epithermal districts such as Round Mountain, Nevada and Creede, Colorado are thought to have been localized either directly or indirectly by structural ground preparation caused by caldera development.

Mineral Deposit Type:

The style of veining and alteration on the Franco property displays many of the classic characteristics of low-sulfidation type epithermal systems and appears to fit the sub-alkalic, rhyolite-hosted subtype (Sillitoe, 1993).  Examples of such deposits include Round Mountain, Nevada; Mesquite, California; Hishikari, Japan and the Blackdome Mine, British Columbia.

Some of the main characteristics of low-sulfidation, sub-alkalic, rhyolite-hosted, epithermal systems include:

1.

Alteration zones adjacent to veins are commonly restricted and visually subtle.

2.

Key alteration minerals are sericite or illite+/- adularia.

3.

Quartz gangue is chalcedonic and/or crystalline varieties displaying crustiform, colloform, bladed, comb, drusy, cockade and carbonate replacement textures.  Amethystine quartz is frequently present.

4.

Sulfide content is low; the main sulfide mineral is pyrite and base metal content is low (generally less than 0.1%).

5.

The main metals are gold and/or silver with locally anomalous amounts of arsenic, antimony and mercury.

6.

Minerals occur as disseminated grains concentrated preferentially in certain quartz bands.

Property Geology and Mineralization:

The property is underlain by a thick pile of felsic volcanics consisting of ignimbrite, lithic tuff, volcanic breccia, porphyritic rhyolite and locally derived volcaniclastic sediments of Oligocene age. At two locations on the property, black shale and siltstone from the underlying Cretaceous Caracol Formation are exposed in small erosional windows at the base of the felsic pile.

The volcanic succession has been grossly divided into two packages: an upper volcanic sequence which is post mineral and the lower volcanic sequence which is host to the mineralization. The upper volcanics consist of buff to red and grey ignimbrite and volcanic breccia. However there are areas of lithic tuff and quartz-eye rhyolite, not unlike that found in the “lower volcanics”. The lower volcanic sequence consists primarily of lithic tuff and quartz-eye rhyolite, usually buff, pale grey and pink in colour. There are areas of vesicular rhyolite and volcanic breccia and ignimbrite as in the “upper volcanics”. The principal distinction between the two units seems to be the presence of quartz veining as well as associated alteration due to the mineralizing process. Local faulting may have displaced some units, as for instance to the west of the “Socovon Fault” (see Figure 745-4) where down-dropped  rocks of the “upper volcanics” cut off the mineralization abruptly to the west.

Alteration consists of silicification, argillitization and local areas of alunitization. There are some areas of strong kaolinization in the upper (post mineralization ) volcanic sequence but it seems to be due to semi-syngenetic deuteric activity during or shortly after the consolidation of the volcanic pile.

The contact between the upper and lower volcanics seems to be depositional, i.e. an unconformity, except along the west side where the so called Socovon Fault appears to downdrop the upper volcanic sequence against well mineralized rocks of the lower sequence.

Mineralization consists primarily of a swarm of quartz veins and stockwork which has a general NNW trend with dips steeply to the SW. These veins  are typical of high level epithermal systems, having occasional drusy cavities and frequently appear chalcedonic. The quartz veins commonly contain fine grained stibnite or are greyish in color presumably from finely divided sulfides. Secondary minerals after stibnite (cervantite and/or stibiconite) are sometimes present. Pyrite is sometimes present but is not common. The quartz veins may be as much as 70 cm. in width but usually vary from 1 to  5 cm. They can be traced from a few meters to as much as 60 meters where they have been exposed by trenching and generally have a NNW orientation. Occasionally, the quartz veins and stockwork are so dense that the entire host rock is silicified to some extent.

Near the north end of the outcrop area of the host volcanics (Lower Volcanic Sequence) there is a small area of hydrothermal breccia. The breccia measures about 20 m. by 50 m. in area and appears to be open to the NNW where it trends under the post mineral “Upper Volcanic Sequence”. The hydrothermal breccia consists of 70 to 90 % angular to sub-rounded fragments of volcanics and fine grained hornfelsed sediments, presumably derived from the underlying Cretaceous units. The breccia is cemented by typical epithermal quartz and chalcedony with occasional streaks and disseminations of fine grained stibnite and ? arsenopyrite. Minor scorodite was noted on some fragments.

Alteration consists of weak to moderate silicification in most of the outcrop area of the host felsic package. Stronger silicification occurs near concentrations of quartz veins. Alunite was noted in at least three locations, usually where quartz veining is intense. Argillic alteration is noted in some of the volcanics but may be a deuteric effect and not related to the hydrothermal, mineralizing activity.

Quartz veining and stockwork is present to a greater or lesser extent in virtually the entire outcrop area of the Lower Volcanic, south of the area of hydrothermal breccia (see Figure 745-4). It is most intense in the area east and south of the location of the hydrothermal breccia and in a NNW trending zone east of the Socovon Fault (see Figure 745-4). At this latter location, there are a number of small workings on antimony-bearing veins which continue to the south under the shallow valley cover and areas of local agriculture.

The area of quartz veining and stockwork measures about 500 meters (east-west) by about 1100 meters north-south. It is open to the north where it is covered by post mineralization volcanics and continues to the south and southeast where it dips under shallow valley cover. To the west, it is cut off by the Socovon Fault where post mineralization volcanics have been down dropped.

A total of 338 rock geochemical samples were collected from outcrop and subcrop by ASARCO personnel and analysed for gold, silver, antimony, arsenic and mercury. Results show strongly anomalous values in antimony, weakly to strongly anomalous values in arsenic and mercury and locally anomalous gold and silver (in the range of 100 to 200 PPB gold and 2 to 4 PPM silver). The highest gold value obtained was 2.6 g/t with a few isolated spikes in the 500 to 800 PPB range; the highest silver value obtained was 42 PPM with occasional spikes between 10 and 30 PPM. Interestingly, while there is some overlap of anomalous gold and silver values, they also cluster separately. In the area of the hydrothermal breccia, both anomalous gold and silver values occur, but not always in the same samples. Elsewhere, there is a cluster of anomalous gold values in the southeast area of the quartz vein/stockwork zone, whereas anomalous silver values cluster in the southwest corner of the outcrop area of the quartz vein/stockwork zone.

The writer took four character samples of host rock containing quartz vein material (see Appendix B) Values obtained from assays are consistent with the ASARCO Mexico results: gold to 80 PPB, silver to 4.5 PPM, arsenic to 112 PPM, antimony to greater than 1%, barium to 200 PPM and low base metal values.

Exploration

Apart from the many artsanal pits and shallow workings excavated for antimony, the only modern exploration work carried out was by ASARCO Mexico in 1990-91. This work consisted of geological and alteration mapping, rock geochemical sampling and two lines of induced polarization surveys.

The results of the ASARCO work were reviewed by the writer, except for the geophysical results which were unavailable.

Drilling

There has been no drilling completed on the property.

Sampling Method, Preparation and Security

The writer has no knowledge of the procedure followed by ASARCO personnel during their preliminary exploration of the property. However, it was completed by professionals supervised by accredited American and Mexican geologists.

The writer’s samples were taken personally, kept in the writer’s possession continuously until delivered to the ALS-Chemex preparation laboratory in Monterrey, Mexico.

Data Corroboration

The writer took four samples from different areas of the widespread mineralization (see Appendix B). The results are consistent in general with the earlier, more extensive rock geochemical sampling program completed by ASARCO (see Appendix C).

Interpretation and Conclusions:

The Franco property contains a zone of quartz veining and stockwork which is at least 500 meters wide and 1,100 meters long and open along strike. It contains strongly anomalous antimony values, weakly to strongly anomalous arsenic and mercury values and locally anomalous gold and silver values. The highest gold and silver values obtained were 2.6 and 42 g/t respectively.

The character of the mineralization, metals present and type of alteration seen indicates that this is a low sulfidation system of the sub-alkalic, rhyolite hosted subtype which is exposed at a relatively high level. The presence of elevated quantities of the indicator metals antimony, mercury and arsenic is consistent with the uppermost levels of a precious metal bearing, epithermal system. The setting itself is similar to the Round  Mountain deposit in Nevada (13 million contained ounces of gold estimated) and the Delamar deposit in Idaho, where epithermal gold-silver mineralization is associated with sub-aerial felsic volcanic rocks and caldera development.

The geometry of the system is currently poorly known. It could be much larger in area with higher grades in areas currently near surface but concealed by alluvium or the post mineralization volcanic cover. In addition, the metals present suggest that the currently exposed level of erosion is near the top of the system so that gold and silver grades should improve with depth.

The writer believes that there is excellent potential for the discovery of a bulk tonnage, precious metal deposit and an exploration program to test this potential is hereby recommended.

Recommendations:

Phase 1

A.

Complete a program of surface geological mapping to better establish the geometry, controls and extent of the epithermal system.

B.

Test the grade of the mineralization at depth with a series of core drill holes.

Phase II

Contingent on the success of Phase 1, a more detailed drilling program utilizing core and reverse circulation drilling should be completed.

Respectfully Submitted;

James M. Dawson, P.Eng.

October 8, 2003

APPENDIX A

ESTIMATED COST OF RECOMMENDED PROGRAMME

PROGRAM COSTS

PHASE I – ONE MONTH PROGRAM

US $

1.

Base Map Preparation

  3,000.00

2.

Geological mapping and Sampling

 10,000.00

3.

Road Construction and Drill Site Preparation, Cementing Holes

  20,000.00

and Site Reclaimation.

4.

2000 meters NQ core drilling

@$US

100.00/meter (all in)

200,000.00

5.

Assays

450 samples @ $20 ea.

    9,000.00

6.

Travel and Accommodation

  10,000.00

7.

Telephone, freight, accounting, legal, surveying and

other  miscellaneous support costs

    3,000.00

8.

Vehicles and Fuel

    3,000.00

9.

Supervision and Consulting

    5,000.00

11.

Drafting and Final Report

    5,000.00

Sub-Total

268,000.00

Contingency at 10% (rounded)

  26,800.00

Total Estimated Cost of Phase 1

$295,000.00

APPENDIX  B

SAMPLE DESCRIPTIONS AND LOCATIONS

FRANCO PROJECT – ROCK SAMPLE DESCRIPTIONS

AND LOCATIONS

F-1:

Selected sample of buff-red porphyritic rhyolite cut by veinlets of grey and black silica in old trench, Franco Property. (2430790N, 250150E)

F-2:

Chip sample of vein- 50 to 70 cm. wide of chalcedonic silica; no visible sulfides.

(2430725N, 250110E)

F-3:

Selected sample of silicified hydrothermal breccia; fragments of shale and rhyolite; scattered, fine grained stibnite and scorodite. (2430800N, 249910E)

F-4:

Grab sample from quartz stockwork; minor pyrite and stibnite; minor alunite. (2430010N, 250050E)

APPENDIX  C

ASSAY RESULTS

APPENDIX  D

REFERENCES

REFERENCES

Fernandez, H.J. & Jacobson, H.

(2001):

Summary report, Franco Gold Project, San Luis Potosi, Mexico; Private Report.

De Caerna, Z. (1989):

An Outline of the Geology of Mexico; in Metallurgy of Mexico;

MDRU Short Course No. 16; University of British Columbia

Sillitoe, R.H. 91993):

Epithermal Models: Genetic Types, Geometrical Controls and

Shallow Features; in Mineral Deposit Modelling; GAC

Special Paper 40

Cardenas, J. et al (1992):

Monografia Geologico – Minera del Estado de San Luis Potosi; Consejo de Recursos Minerales, Mexico

Cardenas, J. et al (1991):        Monografia Geologico – Minera del Estado de Zacatecas; Consejo

De Recursos Minerales, Mexico

APPENDIX  E

WRITER’S CERTIFICATE

JAMES M. DAWSON, P.Eng.

Geologist

Suite 860, 625 Howe Street

Tel:  604-688-8278

Vancouver, B.C. V6C 2T6

Fax:  604-685-9934

Emal:  jmdawson@direct.ca

CERTIFICATE OF AUTHOR

I, JAMES M. DAWSON, of Vancouver, British Columbia, do hereby certify that:

1.

I am an independent consulting geologist having an office at Suite 860, 625 Howe Street, Vancouver, British Columbia.

2.

I am a graduate of the Memorial University of Newfoundland, B.Sc. (1960),

M.Sc. (1963).  I completed an additional 1 ½ years of postgraduate study at the

University of  British Columbia (1963-64).

3.

I am a member of the Society of Economic Geologists, a fellow of the Geological Association of Canada and a member of the Association of Professional Engineers and Geoscientists of British Columbia.

4.

I have worked as a geologist for a total of 40 years since my graduation from university.  I am familiar with the geology and mineralization of epithermal precious metal deposits and have been involved in the examination and exploration of numerous such properties in Canada, USA, Argentina, Mexico, Peru, Russsia, Italy and Indonesia.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.

I am responsible for the preparation of the Technical Report on the Franco Project, State of Durango, Mexico.  I visited the Franco property on May 31, 2003.

7.

I have not had prior involvement with the property which is the subject of the Technical Report.

8.

I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43.101, by virtue of having a stock position and options in Cardero Resource Corp.

10.

I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

James. M. Dawson, P.Eng.

October 9, 2003

 Vancouver, B.C.